UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

UpHealth, Inc.

(Name of Company)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

91532B101

(CUSIP Number)

Kate L. Bechen

Dykema Gossett PLLC

111 E. Kilbourn Ave., Suite 1050

Milwaukee, WI 53202

(414) 488-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532B101

1	NAMES OF REPORTING PERSONS Chirinjeev Kathuria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,523,081
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 38,523,081
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,523,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.67%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

(Amendment No. 6)

The following constitutes Amendment No. 6 to the Schedule 13D filed by the Reporting Person. This Amendment No. 6 amends the Schedule 13D as specifically set forth herein:

Item 4. Purpose of Transaction.

Item 4 of Reporting Person’s Schedule 13D, as amended, is hereby amended by adding the following:

The previously-described Voting Agreement has automatically terminated by its terms as a result of the voting actions taken by the affiliated Stockholder Group at the Company’s December 5, 2022 annual meeting of stockholders. As a result, the Voting Agreement no longer authorizes shared voting powers by and between the Stockholder Group, the Stockholder Group no longer comprises a group within the meaning of Section 13(d)(3) of the Exchange Act, and the Voting Agreement no longer establishes an irrevocable proxy by or between any of its members. To the extent that the Voting Agreement previously may have resulted in the Reporting Person being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of shares of Common Stock beneficially owned by other parties to the Voting Agreement, the Reporting Person is no longer deemed to beneficially own such shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Reporting Person’s Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the date of this filing, including 5,610 shares of Common Stock from restricted stock units that vest within 60 days of this filing for Reporting Person, the Reporting Person beneficially owns an aggregate of 38,523,081 shares of Common Stock, or approximately 25.67% of the total shares of the Company’s Common Stock issued and outstanding, based on the 150,057,537 number of total shares of Common Stock the Company has reported in its November 15, 2022 Schedule 14A definitive proxy statement as being issued and outstanding as of October 28, 2022, plus the aforementioned 5,610 shares of Common Stock from restricted stock units that vest within 60 days of this filing for Reporting Person.

(b)	Reporting Person has sole voting power and sole dispositive power with respect to 38,523,081 shares of Common Stock.

(c)

Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)

To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the members, affiliates or shareholders of the Reporting Person, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2022

CHIRINJEEV KATHURIA

/s/ Chirinjeev Kathuria

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